SECURITYHOLDER

ACCOUNT UPDATE / INQUIRY FORM

Return original form by mail or fax to:

Olympia Trust Company

2300, 125 - 9 Ave SE

Calgary, AB T2G 0P6

Fax (403) 265-1455

Request (please check)	All Sections Indicated Below Must Be Completed
Change of Address	1, 2, 3a, 3b, & 6
Social Insurance Number/ Tax Identification Number	1, 2, 3a, 4, & 6
Other	1, 2, 3a, 5, & 6

Note: Should your holdings be on deposit with a Broker or Financial Institution, please contact them regarding your request

PLEASE PRINT IN BLOCK LETTERS
1. ISSUE DESCRIPTION	2. OWNER(S) REGISTRATION
Name of securities held	Certificate registration in full
Certificate Number(s) (If available):

3. ADDRESS	a. OLD ADDRESS	b. NEW ADDRESS
Care of (If applicable)		Care of (If applicable)
Apt #	Street/Rural Address	Apt #	Street/Rural Address
City/Town	Province/ State	City/Town	Province/State
Postal/Zip Code	Country	Postal/Zip Code	Country

4. Social Insurance Number/ Tax Identification Number
Any modifications to or removal of information currently held on record must be submitted in writing only.
Please circle the relevant Tax Identifier Type and fill in the boxes below.
TAX IDENTIFIER TYPE: SIN / TIN / BIN

SECURITYHOLDER

ACCOUNT UPDATE/ INQUIRY FORM

5. OTHER/COMMENTS/INQUIRY

6. SIGNATURE OF OWNER(S) Important If signer is someone other than the owner as per section 2, please provide proof of appointment (see appendix for further information)
Signature of Owner(s) or Legal Representative(s)	Signature of Owner(s) or Legal Representative(s)
Telephone Number(s) of Owner(s) or Legal Representative(s) Area Code ( )	Date

APPENDIX – PROOF OF APPOINTMENT

GENERAL POWER OF ATTORNEY: Attach notarized or bank certified copy of General Power of Attorney dated within 6 (six) months. If not dated within 6 (six) months, the attorney is requested to certify and date thereon, in his/her capacity as attorney, that “the document is still in full force and effect and the grantor is still alive”.

ESTATE: Attach notarized or bank certified copy of Last Will and Testament / Letters Probate and Proof of Death.

CORPORATION: Attach certified copy of Corporate or Board Resolution which must list the names and titles of the individuals authorized to sign on behalf of the Company/Corporation and must include sample signatures of such individuals. The resolution must also be dated within 6 (six) months and be under corporate seal.

TRUST: Attach notarized or bank certified copy of Trust Agreement. If none, it must be indicated in section 5 that no Trust Agreement exists.

PARTNERSHIP: Attach a notarized or bank certified copy of Partnership Agreement listing persons authorized to sign on behalf of the Partnership.

MINOR: Attach a notarized or bank certified copy of Birth Certificate (Signature of only one (1) parent is required in Section 6)

NAME CHANGE (Maiden to Married): Attach certified copy of Marriage Certificate

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